RECEIVED
MAR 16 2006
SEC MAIL PROCESSING SECTION
WASH, D.C.
213

SECU 06005582 SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 41553

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INVESTCO SECURITIES, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

866 RIDGEWAY LOOP STE 150
(No. and Street)

MEMPHIS (City) TN (State) 38120 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAN MCEWAN 901 747 3946
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WATKINS & UIBERALL PLLC
(Name – *if individual, state last, first, middle name*)

6584 POPLAR AVE STE 200 MEMPHIS, TN 38120
(Address) (City) (State) (Zip Code)

PROCESSED
JUN 20 2006
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

6/19/06

OATH OR AFFIRMATION

I, Dan McEwan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investco Securities Inc, as of 12/31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

SANDRA WALTON STATE OF TENNESSEE NOTARY PUBLIC SHELBY COUNTY

Notary Public

MY COMMISSION EXPIRES: March 18, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTCO SECURITIES, INC.

FINANCIAL STATEMENTS

December 31, 2005 and 2004

TABLE OF CONTENTS

WATKINS UIBERALL

Watkins Uiberall, PLLC
Certified Public Accountants & Financial Advisors
Independent Member of BKR International

Sanford J. Blockman, CPA
David B. Jones, CPA, CFP
Steven H. Leib, CPA, PFS
David K. Palmer, CPA
Sherry S. Perry, CPA
Jeffrey L. Thomason, CPA
Michael D. Uiberall, CPA
B. Cobene Watkins, CPA, CMPA
William H. Watkins, Jr., CPA

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Investco Securities, Inc. (An S Corporation)
Memphis, Tennessee

We have audited the statements of financial condition of Investco Securities, Inc. (an S Corporation) as of December 31, 2005 and 2004 and the related statements of income and retained earnings, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investco Securities, Inc. as of December 31, 2005 and 2004, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a–5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Watkins Uiberall PLLC

Memphis, Tennessee
January 13, 2006

INVESTCO SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2005 and 2004

Assets

		2005		2004
Cash	$	7,283	$	13,425
Property and Equipment				
Office equipment		1,912		1,912
Accumulated depreciation		(1,912)		(1,912)
		-		-
Total assets	$	7,283	$	13,425

Liabilities and Stockholders' Equity

		2005		2004
Liabilities				
Accrued expenses and payroll liabilities	$	100	$	100
Stockholders' Equity				
Common stock, 1,000 shares authorized, 100 shares issued, no par value		1,000		1,000
Additional paid in capital		7,617		7,617
Retained earnings (deficit)		(1,434)		4,708
Total stockholders' equity		7,183		13,325
Total liabilities and stockholders' equity	$	7,283	$	13,425

The accompanying notes are an integral part of these financial statements.

INVESTCO SECURITIES, INC.

STATEMENTS OF INCOME (LOSS) AND RETAINED EARNINGS (DEFICIT)

For the Years Ended December 31, 2005 and 2004

	2005	2004
Revenues		
Commissions and other income	$ -	$ 223,800
Interest income	24	55
Total revenue	24	223,855
Expenses		
Office expenses	69	43
General and administrative expenses	6,097	223,378
Total expenses	6,166	223,421
Net income (loss)	(6,142)	434
Retained earnings - beginning of year	4,708	4,274
Retained earnings (deficit) - end of year	$ (1,434)	$ 4,708

The accompanying notes are an integral part of these financial statements.

INVESTCO SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2005 and 2004

	Common Stock	Additional Paid in Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
Balance at December 31, 2003	$ 1,000	$ 7,617	$ 4,274	$ 12,891
Net income	-	-	434	434
Balance at December 31, 2004	$ 1,000	$ 7,617	$ 4,708	$ 13,325
Net loss	-	-	(6,142)	(6,142)
Balance at December 31, 2005	$ 1,000	$ 7,617	$ (1,434)	$ 7,183

The accompanying notes are an integral part of these financial statements.

INVESTCO SECURITIES, INC.

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2005 and 2004

	2005	2004
Cash Flows Provided By (Used For) Operating Activities		
Cash received in commissions	$ -	$ 223,800
Interest received	24	55
Cash paid to suppliers	(6,166)	(223,421)
Net cash from (used for) operating activities	(6,142)	434
Net increase (decrease) in cash	(6,142)	434
Cash - beginning of year	13,425	12,991
Cash - end of year	$ 7,283	$ 13,425

The accompanying notes are an integral part of these financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Operations

Investco Securities, Inc. (the "Company") began operations on July 17, 1989, and is a registered securities broker and dealer operating in the Mid-South.

Method of Accounting

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue Recognition

Commission revenues and commission expenses are recorded on a trade date basis.

Concentrations and Credit Risks

The Company's credit risk primarily relates to cash and cash equivalents. The Company maintains cash balances at a bank. Those accounts are insured by the Federal Deposit Insurance Corporation up to an aggregate of $100,000.

One customer accounted for 100% of the Company's commissions and consulting revenues for the year ended December 31, 2004.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, all investments with maturities of three months or less are considered to be cash and cash equivalents.

Property and Equipment

Office equipment is stated at cost and depreciated using the double–declining balance method over 7 years.

Income Taxes

On August 16, 1989 the shareholder of Investco Securities, Inc. consented to the Corporation's election to be treated as an "S" Corporation under Internal Revenue Code Section 1362(a) for its taxable year commencing July 17, 1989. The income or loss of an "S" Corporation is not taxed at the corporate level, it passes through to the shareholders; hence, there is no provision for federal income taxes.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3–1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $7,183, which was $2,183 in excess of its required net capital of $5,000. At December 31, 2004, the Company had net capital of $13,325, which was $8,235 in excess of its required net capital of $5,000.

NOTE 3 – PROFIT SHARING PLAN

The Company has a defined contribution profit sharing plan covering the full-time employees. The Company's contributions related to the plan are voluntary. There were no contributions made by the Company for the years ended December 31, 2005 and 2004.

SUPPLEMENTAL INFORMATION

INVESTCO SECURITIES, INC.

SCHEDULE I – COMPUTATIONS OF NET CAPITAL UNDER RULES 15c3-1

December 31, 2005 and 2004

	2005	2004
Total Ownership Equity	$ 7,183	$ 13,325
Deductions		
Non–allowable assets	-	-
Net capital	7,183	13,325
Less: minimum dollars net capital requirement	(5,000)	(5,000)
Excess Net Capital	$ 2,183	$ 8,325
Total Aggregate Indebtedness	$ -	$ -
Percentage of Aggregate Indebtedness to Net Capital	0.0%	0.0%
Percentage of debt to debt–equity total computed in accordance with Rule 15c3–1(d)	0.0%	0.0%
Reconciliation with Company's computation (included in Part II of Form X–17A–5 as of December 31, 1995)		
Excess net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 2,183	$ 8,325
Net audit adjustments	-	-
Net capital per above	$ 2,183	$ 8,325

See independent auditor's report.

WATKINS UIBERALL

Watkins Uiberall, PLLC
Certified Public Accountants & Financial Advisors
Independent Member of BKR International

Sanford J. Blockman, CPA
David B. Jones, CPA, CFP
Steven H. Leib, CPA, PFS
David K. Palmer, CPA
Sherry S. Perry, CPA
Jeffrey L. Thomason, CPA
Michael D. Uiberall, CPA
B. Cobene Watkins, CPA, CMPA
William H. Watkins, Jr., CPA

INDEPENDENT ACCOUNTANTS REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a–5

To the Board of Directors of
Investco Securities, Inc.

In planning and performing our audits of the financial statements of Investco Securities, Inc. as of December 31, 2005 and 2004 and for the years then ended, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a–5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we have considered relevant to the objectives stated in Rule 17a–5(g)(1), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of Investco Securities, Inc. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the

6584 Poplar Avenue, Ste. 200 • Memphis, Tennessee 38138-0606 *901-761-2720 • Fax: 901-683-1120 • www.wucpas.com*

preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a–5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 and 2004 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a–5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Watkins Uiberall PLLC

Memphis, Tennessee
January 13, 2006